                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                      (AMENDMENT NO. 1 TO FINAL AMENDMENT)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

               PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      EAST RIVER CAPITAL II, LLC (OFFEROR)
                 EAST RIVER CAPITAL LLC (MEMBER OF THE OFFEROR)
                     JAMES A. COYNE (MANAGER OF THE OFFEROR)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                                  CLASS A UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                                 200 NYALA FARMS
                               WESTPORT, CT 06880
                                 (203) 301-0555
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                                MICHAEL J. CHOATE
                        111 EAST WACKER DRIVE, SUITE 2800
                             CHICAGO, ILLINOIS 60601
                                 (312) 836-4066

                            Calculation of Filing Fee
------------------------------------------|-------------------------------------
Transaction Valuation:  $5,480,871.75*    |Amount of Filing Fee:  $1,096.17
------------------------------------------|-------------------------------------

  * For purposes of calculating the filing fee only. Assumes the purchase of 2,435,943 Units at a purchase price equal to $2.25 per Unit in cash.

 |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:    $1,096.17
         Form or Registration No.:  SC TO-T
         Filing Party:              James A. Coyne
         Date Filed:                May 10, 2006
 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X| third-party tender offer subject to Rule 14d-1.
         |_| issuer tender offer subject to Rule 13e-4.
         |_| going private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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               AMENDMENT NO. 1 TO FINAL AMENDMENT TO TENDER OFFER

         This Amendment No. 1 to the Final Amendment relates to the tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission ("SEC") on May 10, 2006, as amended on May 31, 2006, June 9, 2006 and June 29, 2006. East River Capital II, LLC, a Delaware limited liability company (the "PURCHASER"), offered to purchase up to 2,435,943 units of Class A Units (the "UNITS") of Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the "FUND") and the subject company, at a purchase price equal to $2.25 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 (the "OFFER DATE") and June 9, 2006, but was extended to June 26, 2006 (the "EXPIRATION Date"), referred to herein as the "OFFER." On May 25, 2006, the Fund filed a current report on Form 8-K that announced a cash distribution of $1.20 per Unit payable on June 15, 2006 to unitholders of record as of May 25, 2006. Therefore, unitholders who tendered Units will receive a purchase price equal to $1.05 per Unit ($2.25 per Unit less the amount of the distribution of $1.20 per Unit). The Offer was subject to the terms and conditions set forth in the Offer to Purchase dated May 10, 2006, as amended, and the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         This Amendment No. 1 to the Final Amendment is being filed to amend the number of units tendered and accepted for payment that was reported in the Final Amendment filed with the SEC on June 29, 2006 (the "FINAL AMENDMENT"). After the filing of the Final Amendment, the Depositary determined that several tendering Unitholders submitted Letters of Transmittal incorrectly identifying the number of Units tendered or actually owned by these holders. After resolving these discrepancies, the Depositary has informed the Purchaser that the Offer resulted in the tender and acceptance for payment by the Purchaser of a total of 333,191 Units (instead of 333,525 Units previously reported in the Final Amendment), representing approximately 6.7% of the total outstanding Units (the same ownership percentage previously reported in the Final Amendment).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2006

EAST RIVER CAPITAL II, LLC

/S/ James A. Coyne
----------------------------------
By:      James A. Coyne

Its:     Manager